December 2, 2011

VIA EDGAR TRANSMISSION

John Ganley

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

AdvisorOne Funds (the “Registrant”) N-14 (Registration No. 333-177503)

Dear Mr. Ganley:

The following summarizes and responds to the SEC staff’s comments to Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-177503) relating to the proposed acquisition of the assets and liabilities of the Milestone Treasury Obligations Portfolio (“Acquired Fund”), a series of the Milestone Funds, by the Milestone Treasury Obligations Fund (“Acquiring Fund”), a newly created series of the Registrant.

A.

Prospectus/Proxy Statement

Comment:  With regard to proposal number 1 of the proxy statement, revise the language of the proposal to be easier for shareholders to understand.

Response:   The requested change has been made.

B.

General Comment

Comment:  Please provide the financial and performance information omitted from the initial Registration Statement in the pre-effective amendment to the Registration Statement.  In addition, once filed, the Office of the Chief Accountant may have additional comments regarding such information.

Response:   Financial and performance information omitted from the initial Registration Statement has been included in the first pre-effective amendment to the Registration Statement.  In addition, on behalf of the Registrant, we have spoken with the Office of the Chief Accountant to coordinate review of the financial and performance information included in the Registration Statement by the Office of the Chief Accountant.

*     *     *     *     *

Registrant hereby acknowledges that: (i) Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter; (ii) comments of the SEC staff or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and (iii) Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please call the undersigned at 202.973.2735 with any questions concerning the foregoing.

/s/ Terrence Davis

Terrence Davis